SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2002

CITY TELECOM (H.K.) LIMITED
(Translation of registrant’s name into English)

14-16 Floors
Trans Asia Centre
18 Kin Hong Street
Kwai Chung
Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

City Telecom (H.K.) Ltd. (the “Company”) is furnishing under cover of Form 6-K the following documents: (1) a copy of a press release dated November 20, 2002, which appeared in Hong Kong newspapers on November 20, 2002, in connection with the release of the annual results (2001/2002) for the Company; and (2) the annual results announcement for the year ended 31st August 2002.

For immediate release

CTI Reports Best Ever Financial Results
Fuelled by sustained revenue growth and successful cost control
Profit attributable to shareholders surged by 69% to HK$91 million

➢	Group turnover grew 13% to HK$l .15 billion
➢	Profit attributable to shareholders increased 69% to HK$91 million, the highest profits ever achieved by the Group
➢	IDD business’ operating profit margin increased to 24% from 14% last year, contributing HK$214 million in revenue; outgoing traffic volume surged by 58% to 916 million minutes
➢	Broadband access services recorded an increase in revenue of 55% to HK$239 million; the Group had positive EBITDA in the second half of this financial year
➢	Fixed line services, which the Group has identified as key business area, began to generate revenue
➢	The Group adopts disciplined cost controls and prudent investment strategies to maximize profitability

Hong Kong, November 20, 2002 – City Telecom (H.K.) Limited (SEHK stock code 1137; Nasdaq: CTEL) (“The Group”) announced best ever financial results for financial year ended 31st August, 2002.

Group turnover was HK$l .15 billion, compared with HK$1.02 billion in 2001, an increase of 13%. Operating profit before interest more than tripled to reach HK$90,095,000 from HK$28,082,000, and profit attributable to shareholders increased 69% to HK$91,129,000 from $53,927,000 in the previous year.

The Group’s gross margin soared to over 60% (or HK$692 million) from 43% (or HK$432 million) last year as a result of a 22% reduction in total costs of services.

The Group’s core IDD business recorded a revenue increase of 6% from HK$861 million to HK$909 million on the strength of increased traffic volume across all routes, despite tariff rates decreasing by an average of 30%. IDD accounted for 79% of total revenue. Despite the increase in traffic volume, operating expenses for IDD services dropped 8% to HK$693 million, pushing operating margin to 24% from 14% last year. The IDD business contributed HK$214 million to the Group’s operating profit, compared with HK$117 million last year, representing a robust growth of 82%.

According to Chairman Ricky Wong Wai Kay, the Group capitalized on its strengths to grow more profitable and competitive in 2002, especially in its IDD operations. Outgoing traffic volume surged by 58% to 916 million minutes from 580 million minutes last year, raising CTl’s market share from 20% to 24% of Hong Kong’s outgoing IDD market, only a few percentage points behind the leading service provider.

The Group’s major IDD market continues to be China, representing 63% of Group’s total traffic volume, followed by the United States and Canada. In addition, the Group has established direct connections with major fixed network operators in the mainland via the Asia Pacific Cable Network 2 (APCN2). This provides the Group with definite cost advantages, and allows us to offer more value-added services to our customers.

Fixed telecommunications network service revenues increased by 56% to reach HK$241 million, of which HK$239 million was from broadband access services. This represented 55% growth over 2001. While the broadband business incurred an operating loss of HK$119 million in 2002, principally because of increasing subscriber acquisition and accelerated depreciation costs, the business had positive EBITDA in the second half of the year.

For the fixed telecom network services, our in-building block-wiring network now covers approximately 3,000 residential buildings with around 1,100,000 homepass, and 500 commercial buildings across the territory. In addition, the Group has successfully registered 150,000 residential and 6,000 commercial subscribers for its broadband services. Fixed line service, which was launched in April 2002, also made satisfactory progress. The Group has attracted 40,000 fixed line subscribers in the short span after launch, generating HK$2 million of revenue this year.

Mr. Wong said: “IDD will always be the mainstay of our services. Our strategy is to extend our market share and reinforce our strong position, both in price and services. Although the price war appears to have subsided, the market is still highly competitive, offering little room for tariff increase. To increase our market share and maintain our profit margin, we plan to secure low-cost traffic and carefully monitor operating costs while improving service quality. To this end, we have relocated our call center to Guangzhou in China, and we continue to explore and implement other means of cost control.”

“For the fixed telecom network business, we see fixed line services as a promising business with huge potential and it has been earmarked as a core business for us. We will continue to look for valuable, high-quality services that we can provide to customers on our existing network. Investment will be carried out prudently. With the first phase of our fixed telecom network investment completed, we enter the harvest stage and the coming six months will be a period where we carefully monitor the returns and prospects of our investments. We will then decide on the investment strategies of the second phase of the fixed telecom network business development,” he added.

“With the commitment of everyone from management to staff, the Group has delivered stellar results despite the challenging economic environment. We have achieved the best performance in our 10 years’ history in earnings, number of subscribers, outgoing traffic volume and network infrastructure development. Looking ahead, we will dedicate to the development of the fixed line business, making it another key service of the Group,” he concluded.

- end -

Note to Editors:

Established in 1992, City Telecom (Hong Kong) Limited provides comprehensive, integrated telecommunication services in Hong Kong and various overseas markets. The Group principally engages in the international telecommunications business. Through its wholly-owned subsidiary, Hong Kong Broadband Network Limited, the Group also engages in the fixed telecom network business, including the provision of broadband Internet access and telephony services.

The Group was listed on the Stock Exchange of Hong Kong Limited in August 1997 and on the NASDAQ National Market in the USA in November 1999. Please go to http://www.ctihk.com for more information.

For media enquiries, please contact:

Corporate Communications Dept.
Jessie Cheng / Wayne Leung / Candace Mak
Tel: 3145 4118 / 3145 4119 / 3145 4116
Fax: 2199 8372 / 2199 8702 / 2199 8405
Email: chengcm@ctihk.com / wayne@ctihk.com / candace@ctihk.com

Investor Relations
Corinna Sio
Tel: 3145 6068
Fax: 3145 6706
Email: corinna@ctihk.com

CITY TELECOM (H.K.) LIMITED

The Board of Directors of City Telecom (H.K.) Limited (the “Company”) is pleased to announce the audited consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31st August 2002 together with the comparative figures for the previous year as follows:
		Year ended 31st August
		2002	2001
	Note	HK$’000	HK$’000
Turnover	1	1,150,200	1,016,634
Costs of services provided		(457,963)	(584,352)

Gross profit		692,237	432,282
Other revenues	1	11,880	46,373
Other operating expenses	2	(603,152)	(415,135)

Operating profit	3	100,965	63,520
Finance costs	4	(3,504)	(4,542)

Profit before taxation		97,461	58,978
Taxation	5	(14,566)	(18,775)

Profit after taxation		82,895	40,203
Minority interests		8,234	13,724

Profit attributable to shareholders		91,129	53,927
Dividends	6	—	(4,907)

Profit for the year retained		91,129	49,020

Basic earnings per share	7	18.4 cents	11.0 cents

Diluted earnings per share	7	16.1 cents	10.9 cents

1. Turnover, revenues and segmental information

The Group is principally engaged in the provision of international telecommunications services to customers in Hong Kong, Japan and Canada, and fixed telecommunications network services to customers in Hong Kong and Canada. Revenues recognised during the year are as follows:

	2002	2001
	HK$ ’000	HK$ ’000
Turnover
International telecommunications services	908,981	861,338
Fixed telecommunications network services	241,219	154,262
Internet advertising services	—	1,034

	1,150,200	1,016,634

Other revenues
Interest income	10,870	35,438
Other income	1,010	10,935

	11,880	46,373

Total revenues	1,162,080	1,063,007

(a) Business segments:

The Group was organised on a worldwide basis into three business segments:

–	International telecommunications – provision of international long distance calls services

–	Fixed telecommunications network – provision of dial-up and broadband internet access services, and local IP telephony services

–	Internet advertising – provision of internet advertising services

The Group’s Internet advertising services were discontinued for the year (Note 1 (c)).

	2002
	International telecommunications services	Fixed Telecommunications network services	Group
	HK$’000	HK$’000	HK$’000
Revenues	908,981	241,219	1,150,200

Segment results	222,651	(121,686)	100,965

Finance costs			(3,504)

Profit before taxation			97,461
Tax charge			(14,566)

Profit after taxation			82,895
Minority interests			8,234

Profit attributable to shareholders			91,129

	2001
	International telecommuni- cations services	Fixed telecommuni- cations network services	Internet advertising services	Group
	HK$’000	HK$’000	HK$’000	HK$’000
Revenues	861,338	154,262	1,034	1,016,634

Segment results	146,611	(72,123)	(10,968)	63,520

Finance costs				(4,542)

Profit before taxation				58,978
Tax charge				(18,775)

Profit after taxation				40,203
Minority interests				13,724

Profit attributable to shareholders				53,927

(b) Geographical segments

Although the Group’s three business segments were managed on a worldwide basis,they operated in three main geographical areas:

–    Hong Kong – international telecommunications,fixed telecommunications network services and Internet advertising.

–    Japan – international telecommunications.

–    Canada – international telecommunications and fixed telecommunications network services.

	Turnover		Segment result
	2002	2001	2002	2001
	HK$’000	HK$’000	HK$’000	HK$’000
Hong Kong	1,107,987	971,584	97,622	63,660
Japan	8,386	9,272	(135)	(122)
Canada	33,827	35,778	2,413	(18)

	1,150,200	1,016,634	99,900	63,520

Unallocated costs			1,065	—

Operating profit			100,965	63,520

Sales are based on the country in which the customer is located.

(c) In current year, the Group’s Internet advertising operation has been discontinued.The revenue and operating loss relating to the Internet advertising segment are disclosed above and are included in the Hong Kong reporting segment.The contribution to turnover and the loss from ordinary activities in respect of the discontinued operation,amounted for up to the date of discontinuance,were as follows:

	2002	2001
	HK$’000	HK$’000
Sales	—	1,034

Loss from ordinary activities	—	10,968

2. Other operating expenses

	2002 HK$’000	2001 HK$’000
Advertising and marketing expenses	168,441	86,574
Amortisation of goodwill	1,065	—
Depreciation	128,290	82,847
Equipment rental	5,141	7,715
Loss on disposal of fixed assets	2,414	3,512
Office rental and utilities	19,474	23,628
Provision for doubtful debts	10,277	9,663
Staff costs (including directors’ emoluments)	196,158	149,237
Others	71,892	51,959

	603,152	415,135

3. Operating profit

The operating profit is stated after crediting and charging the following:

	2002 HK$’000	2001 HK$’000
Crediting
Net exchange gains	—	2,694

Charging
Amortization of goodwill	1,065	—
Auditors’ remuneration	1,261	870
Depreciation of owned fixed assets	124,563	77,187
Depreciation of fixed assets held under finance leases	3,727	5,660
Loss on disposal of fixed assets	2,414	3,512
Operating lease charges in respect of land and buildings	1 1,486	17,908
Operating lease charges in respect of computer equipment	5,141	7,715
Provision for doubtful debts	10,277	9,663
Research and development costs	2,166	2,791
Retirement benefit costs	1 1,335	4,082
Net exchange loss	508	—
Staff costs (including directors’ emoluments)	218,144	168,156
Less:capitalised as fixed assets	(21,986)	(18,919)

	196,158	149,237

4. Finance costs

	2002 HK$’000	2001 HK$’000
Interest on bank overdrafts	235	928
Interest element of finance leases	225	688
Interest paid to a minority shareholder	846	1,458
Interest paid to third parties	2,198	1,468

	3,504	4,542

5.  Taxation

The amount of taxation charged to the consolidated profit and loss account represents:

	Note	2002 HK$’000	2001 HK$’000
Hong Kong profits tax
– current	(a)	18,000	21,746
– overprovisions in prior years		(10,665)	(4,200)
– deferred taxation		9,515	1,000
Overseas taxation
– current	(b)	116	229
– overprovisions in prior years
		(2,400)	—

		14,566	18,775

(a)	Hong Kong profits tax has been provided at the rate of 16% (2001: 16%) on the estimated assessable profit for the year.

(b)	Taxation on overseas profits has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the countries in which the Group operates.

As at 31st August 2002, the deferred taxation assets/(liabilities) for the year has not been provided in respect of the following:

	2002 HK$’000	2001 HK$’000
Accelerated depreciation allowances	(31,878)	(18,277)
Tax losses	34,721	38,276

	2,843	19,999

6.  Dividends

	2002 HK$’000	2001 HK$’000
Interim, paid, of HK$Nil (2001: HK$0.01) per ordinary share	—	4,907

7.  Earnings per share

	2002 HK$’000	2001 HK$’000
Profit attributable to shareholders	91,129	53,927

	No of shares In thousand	No of shares In thousand
Weighted average number of shares in issue	495,181	490,679
Incremental shares from assumed exercise of share options	11,219	3,770
Incremental shares from assumed exercise of warrants	59,489	—

Diluted weighted average number of shares	565,889	494,449

Basic earnings per share	18.4 cents	11.0 cents
Diluted earnings per share	16.1 cents	10.9 cents

8. Reserves

	Share premium	Warrant reserve	Group Retained profits	Exchange reserve	Total reserve
At 1st September 2000	568,945	—	138,241	(2,722)	704,464
Profit for the year	—	—	53,927	—	53,927
2001 interim dividend paid	—	—	(4,907)	—	(4,907)
Premium on shares issued upon exercise of share options	235	—	—	—	235
Exchange adjustments on translation of the accounts of overseas subsidiaries	—	—	—	2,480	2,480

At 31st August 2001	569,180	—	187,261	(242)	756,199

At 1st September 2001	569,180	—	187,261	(242)	756,199
Issue of warrants	—	10,815	—	—	10,815
Expenses in connection with issuance of new warrants	—	(1,058)	—	—	(1,058)
Profit for the year	—	—	91,129	—	91,129
Exercises of warrants	—	(668)	—	—	(668)
Premium on shares issued upon exercise of share options	790	—	—	—	790
Premium on shares issued upon exercise of warrants	2,686	—	—	—	2,686
Exchange adjustments on translation of the accounts of overseas subsidiaries	—	—	—	204	204

At 31st August 2002	572,656	9,089	278,390	(38)	860,097

OVERVIEW

In the past year, the perseverance and dedication of everyone from management to staff has contributed to the Group’s best ever results in its ten year’s history in all aspects including earnings growth, number of customers, IDD traffic volume, and development of fixed telecom network infrastructure. The Group will always remain its business strategy on stringent cost controls complemented with strategic investment at cautious manner, striving for operating efficiency thus to bring substantial returns to the Group.

FINANCIAL REVIEW

Profit attributable to shareholders increased by 69% to HK$91 million. This strong performance is a result of sustained growth in revenue and significant reduction of costs of businesses.

Group gross profit was HK$692 million, an increase of 60% from last year. The increase is due to a significant revenue increase in fixed telecom network business and successful reduction of total costs of services. This also boosted the Group’s gross profit margin to over 60% from 43% last year.

The Group’s turnover increased by 13% to HK$l.15 billion. IDD services, our core business, accounted for HK$909 million or 79% of total revenue. As a result of cost-control efforts, operating expenses for IDD services dropped 8% and operating profit margin increased to 24% from 14% last year. The IDD business contributed HK$214 million in operating profit compared to HK$l17 million last year, recording a robust growth of 82%.

The fixed telecom network service has become an increasingly important revenue contributor to the Group, accounting for 21% of total revenue for the year 2002. Increased spending in acquisition and marketing expenses for broadband access services has enlarged our subscriber base on the one hand, which will bring long term revenue growth, and increased operating expenses by 58% to HK$368 million on the other. Depreciation expenses also increased in association with our investments in the fixed telecom network. Again, this network will allow us to cope with the fast growing business and reduce our reliance on leased network. For the year, our fixed telecom network business incurred an operating loss of HK$124 million. Despite this, we are delighted to report that the broadband access services alone has started to reach break-even at EBITDA level in the second half of this financial year.

DIVIDEND

The directors do not recommend a final dividend for the year ended 31st August 2002 (2001: Nil).

LIQUIDITY AND CAPITAL RESOURCES

As of 31 August 2002, the Group had cash and bank balances of approximately HK$310 million and outstanding borrowing of HK$45 million. Capital expenditure was HK$579 million during the year, of which approximately HK$440 million was invested in building the fixed telecom network in Hong Kong and HK$120 million was for the development of international telecom facilities.

BUSINESS REVIEW

International Telecom Services

There was an impressive growth of the Group’s IDD business for the year. The traffic volume increased by 58% and the Group handled a total of 916 million outgoing minutes compared to 580 million minutes in last year. This increased the Group’s share in outgoing IDD market from 20% last year to 24% as at August 2002. Although the tariff rate had dropped 30% in average, revenue from this service still rose 6% to HK$909 million from HK$861 million last year.

China remains our major outgoing IDD market, contributing over 60% of total traffic volume, followed by U.S. and Canada. We have started to make connection via the APCN2 cable to major China fixed telecom network operators, giving us strong competitive advantages in costs.

Fixed Telecom Network Services

The Group’s fixed telecom network services are gathering momentum and have achieved success in extending geographical coverage and gaining new subscribers. As at August 2002, our in-building block-wiring network covered more than 2,400 residential buildings with around 950,000 homepass and 440 commercial buildings across the territory.

The Group’s broadband access services also grew significantly. As at August 2002, the Group had 130,000 broadband subscribers in residential and 6,000 in corporate sector for this year. The revenue from broadband access services increased 55% to HK$239 million this year.

The creation of a sophisticated and far-reaching network enables the Group to provide a multitude of services, and fixed line services is but one of them. The fixed line services were established in April 2002 and the Group had approximately 21,000 subscribers as at August 2002, which have brought in HK$2 million revenue this year.

PROSPECTS

The Group’s business has evolved into two clear and well-defined areas: IDD and fixed telecom network, each with its own unique business strategies.

IDD will always be our mainstay service that provides the cash. Our strategy is to expand our market share and reinforce our strong position, in both prices and services. Although the cut-throat price war has subsided, the market is still highly competitive, offering little room for tariff increase. To secure low-cost traffic and monitor operating costs carefully, we have relocated our call center to Guangzhou in China. With a 24% market share, our market position is firmly secured and would not be easily challenged.

While satisfied with our position in the China route, the cost of connecting with China can be fluctuated subject to the termination rate, which is solely determined by our partners across the border, as we have seen in a recent case. Still, we are confident that with our large traffic volume and market share, we will continue to enjoy cost advantages over our competitors, and bring benefits to our customers.

The Group will also devote energy to further develop the fixed telecom network business. Heavy investments have been made in building our network in previous years, which serves as a well-founded service platform. This has mostly been completed and further huge investment is not foreseen. On the basis of such a sophisticated and efficient infrastructure, we are capable of launching a myriad of services in addition to broadband Internet access and fixed line services, to generate additional revenue and profit to the Group.

In particular, our fixed line services have demonstrated strong growth potential, having quickly developed a large customer base. We regard this as a relatively less competitive market where our flexible marketing and pricing strategy will give us a definite niche.

As a further means of achieving cost-efficiency, we will consider migrating our existing wireless backbone to a wired platform starting 2003 after carefully evaluating the business environment and assessing the potential returns.

EMPLOYEE RELATIONS

As at 31st August 2002, the Group has employed approximately 1,820 employees, of which 1,280 were located in Hong Kong, 500 were located in Guangzhou and the rest was for Canada and Japan. Total staff related cost for the year was HK$196 million. The Group provides attractive remuneration package, comprehensive medical coverage, competitive retirement benefits schemes, and operates an Employee Share Option Scheme. The Group is committed to improving its service quality and productivity through setting up the Organisation Development Department in April 2002 to provide performance consulting and various training services to the employees.

PURCHASES, SALES OR REDEMPTION OF SHARES

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company’s shares during the year.

CODE OF BEST PRACTICE

Throughout the year, the Company was in compliance with the Code of Best Practice as set out in the Rules Governing the Listing of Securities (the “Listing Rules”).

OTHER DISCLOSURE

Apart from the above, other areas which are required to be discussed under the requirements of paragraph 45(4)(b)(ii) of Appendix 16 of the Listing Rules, either have no material changes from the information disclosed in the annual report of the Group for the year ended 31st August 2001 or are considered not significant to the Group's operations. Therefore, no additional disclosure has been made in this announcement.

PUBLICATION OF DETAILED ANNUAL RESULTS ON THE WEBS ITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

A detailed annual results containing the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited in due course.

By Order of the Board
Wong Wai Kay, Ricky
Chairman

Hong Kong, 20th November 2002

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2002 Annual General Meeting of the Company will be held in Crystal Room 1, Basement 3, Holiday Inn Golden Mile Hong Kong, 50 Nathan Road, Tsimshatsui, Kowloon, Hong Kong on 23rd December 2002 at 11:00 a.m. for the following purposes:

1. To receive and consider the audited consolidated financial statements and the reports of the directors and auditors of the Company for the year ended 31st August 2002;

2. To re-elect Mr Cheng Mo Chi, Moses as director and to fix his remuneration;

3. To re-appoint auditors and to authorise the board of directors to fix their remuneration; and

4. As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

Ordinary Resolutions

I. "THAT:

(a) subject to paragraph (c) of this resolution, the exercise by the directors of the Company during the Relevant Period (as defined below) of all powers of the Company to allot, issue or deal with additional shares in the share capital of the Company or securities convertible into such shares or options, warrants, or similar rights to subscribe for any shares or convertible securities and to make, issue or grant offers, agreements or options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorise the directors of the Company during the Relevant Period to make, issue or grant offers, agreements or options which would or might require the exercise of such powers after the end of the Relevant Period;

"Please also refer to the published version of this announcement in The Standard".

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Corinna Sio
Name:	Corinna Sio
Title:	Finance Director

Dated: November 21, 2002